UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM U-9C-3


              QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935.

                For the quarterly period ended September 30, 2003


                                SCANA Corporation
--------------------------------------------------------------------------------
                      (Name of registered holding company)

                1426 Main Street, Columbia, South Carolina 29201
--------------------------------------------------------------------------------
                    (Address of principal executive offices)






                                       Table of Contents

Item
 No.                                       Title                         Page
--------------------------------------------------------------------------------


  1      Organization Chart                                                2

  2      Issuances and Renewals of Securities and Capital Contributions    3

  3      Associate Transactions                                            3

  4      Summary of Aggregate Investment                                   4

  5      Other Investments                                                 5

  6      Financial Statements and Exhibits                                 6



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ITEM 1 - ORGANIZATION CHART

                     Name                        Energy                                              Percentage
                      of                            or              Date                State         of Voting
                  Reporting                   Gas - related          of                   of         Securities   Nature of
                   Company                       Company        Organization        Organization        Held      Business
-                  -------                       -------        ------------        ------------        ----      --------

SCANA Corporation (a)
   SCANA Resources, Inc.                      Energy    September 8, 1987    South Carolina    100%     Renders energy management
                                                                                                        services

   South Carolina Electric & Gas Company
(b)
      SC Coaltech No. 1 LP                    Energy    April 7, 2000        Delaware            40%    Production and sale of
                                                                                                        synthetic fuel
      Coaltech No. 1 LP                       Energy    March 7, 1997        Delaware            25%    Production and sale of
                                                                                                        synthetic fuel

   SCANA Energy Marketing, Inc.               Energy    June 30, 1987        South Carolina    100%     Markets electricity and
                                                                                                        natural gas

   ServiceCare, Inc.                          Energy    September 30, 1994   South Carolina    100%     Provides energy-related
                                                                                                        products and service
                                                                                                        contracts on home appliances

   Primesouth, Inc.                           Energy    August 25, 1986      South Carolina    100%     Engages in power plant
                                                                                                        management and maintenance
                                                                                                        services

   Public Service Company of North Carolina,
     Incorporated (b)
      Clean Energy Enterprises, Inc.          Energy    December 30, 1994    North Carolina    100%     Sells, installs and services
                                                                                                        compressed natural gas
                                                                                                        conversion equipment

      PSNC Blue Ridge Corporation             Energy    August 31, 1992      North Carolina    100%     Renders energy management
                                                                                                        services

     PSNC Cardinal Pipeline Company           Energy    December 1, 1995     North Carolina    100%      Transportation of natural
                                                                                                         gas

   SCG Pipeline, Inc.                         Energy    April 10, 2001       South Carolina    100%      Transportation of natural
                                                                                                         gas

   Cogen South LLC                            Energy    June 1, 1996         Delaware           50%      Operates boilers and
                                                                                                         turbines at a cogeneration
                                                                                                         facility

South Carolina Pipeline Corporation           Energy    September 9, 1977    South Carolina    100%      Transportation of natural
                                                                                                         gas

(a) The registered holding company is not a reporting company, but is included herein because it directly and/or indirectly holds securities in energy-related companies. (b) These SCANA Corporation system companies are not reporting companies, but they are included herein because they hold securities directly in the energy-related companies set forth below their names.

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ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                     Principal   Issue               Person to    Collateral   Consideration
                                                     Amount of    or      Cost of  Whom Security  Given with     for Each
 Company Issuing Security   Type of Security Issued  Security   Renewal   Capital   Was Issued     Security      Security
 ------------------------   -----------------------  --------   -------   -------   ----------     --------      --------

  None




Company Contributing Capital                                 Company Receiving Capital            Amount of Capital Contribution

South Carolina Electric & Gas Company                        SC Coaltech No. l LP                           $2,820,000
South Carolina Electric & Gas Company                        Coaltech No. l LP                                 $888,032
SCANA Corporation                                            SCG Pipeline, Inc.                             $14,000,000

ITEM 3 - ASSOCIATE TRANSACTIONS

PART I  - Transactions Performed by Reporting Companies on Behalf of Associate Companies

 Reporting Company    Associate Company            Types of Services       Direct Costs    Indirect     Cost of     Total Amount
Rendering Services    Receiving Services                Rendered              Charged    Costs Charged  Capital        Billed
------------------    ------------------                --------              -------    -------------  -------        ------

SC  Coaltech No. 1 LP    South Carolina Electric    Synthetic Fuel Sales    $27,054,353          -          -         $27,054,353
                              & Gas Company
Coaltech No. 1 LP        South Carolina Electric    Synthetic Fuel Sales    $11,926,780          -          -         $11,926,780
                              & Gas Company

PART II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

           Associate Company             Reporting Company      Type of Services  Direct Costs    Indirect     Cost of  Total Amount
           Rendering Services            Receiving Services         Rendered         Charged    Costs Charged  Capital     Billed
           ------------------            ------------------         --------         -------    -------------  -------     ------

South Carolina Electric & Gas Company   SC Coaltech No.1 LP        Coal Sales      $27,671,302        -          -      $27,671,302
South Carolina Electric & Gas Company   SC Coaltech No.1 LP      Fuel Handling       $1,883,371       -          -       $1,883,371
South Carolina Electric & Gas Company    Coaltech No. 1 LP         Coal Sales      $12,207,050        -          -      $12,207,050
South Carolina Electric & Gas Company    Coaltech No. 1 LP       Fuel Handling         $103,898       -          -         $103,898
South Carolina Pipeline Corporation      SCG Pipeline, Inc.    Preliminary Survey
                                                               and Investigation      $596,143        -          -         $596,143

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                 (Dollars in Thousands)

Investments in energy-related companies:
         Total consolidated capitalization as of September 30, 2003        $5,917,794(A)        Line 1
         Total capitalization multiplied by 15%
             (line1 multiplied by 0.15)                                       887,669           Line 2
         Greater of $50 million or line
                                                                                      $887,669  Line 3
         Total current aggregate investment:
            (categorized by major line of energy-related business)
             Energy-related business category 1                                   -
             Energy-related business category 2                                   -
             Energy-related business category 3                                   -
             Energy-related business category 4                                   -
             Energy-related business category 5                                   -
             Energy-related business category 6 (B)                           2,969
             Energy-related business category 7                                   -
             Energy-related business category 8                                   -
             Energy-related business category 9 (C)                           25,520
             Energy-related business category 10                                  -
                 Total current aggregate investment                                    $28,489  Line 4

         Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
         system (line 3 less line 4)                                                  $859,180  Line 5

Investments in gas-related companies:
         Total current aggregate investment:
             (categorized by major line of gas-related business)
         Gas-related business category 1                                                                 -
         Gas-related business category 2                                                                 -
                 Total current aggregate investment
            -
----------------

(A) Includes common equity, preferred stock, long-term debt and current maturities and short-term borrowings.

(B) Consists of investments in SC Coaltech No. l LP and Coaltech No. 1 LP

(C) Consists of investment in SCG Pipeline, Inc.


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ITEM 5 - OTHER INVESTMENTS
                 (Dollars in Thousands)

           Major line of energy-               Other investment in     Other investment in        Reason for difference
             related business                   last U-9C-3 report     this U-9C-3 report          in Other Investment
             ----------------                   ------------------     ------------------          -------------------

Energy-related business category 1
   SCANA Resources, Inc.                                  $623                  $411        Net loss of subsidiary and
                                                                                                repayment of advances.

   PSNC Blue Ridge Corporation                         $6,226                 $6,495        Other comprehensive income (loss)
                                                                                                from derivatives and net
                                                                                                earnings of subsidiary.
Energy-related business category 3
   Clean Energy Enterprises, Inc.                         $404                  $399        Net losses of subsidiary.

Energy-related business category 4
   ServiceCare, Inc.                                   $2,287                    $343       Net earnings of subsidiary,
                                                                                                offset by partial repayment of
                                                                                                advances.
Energy-related business category 5
   SCANA Energy Marketing, Inc.                       $50,798                $59,781        Other comprehensive income (loss)
                                                                                                from derivatives, net earnings
                                                                                                of subsidiary and increased
                                                                                                advances.

Energy-related business category 6
   Cogen South LLC                                   $10,975                 $11,422        Net earnings of investment.

Energy-related business category 7
   Primesouth, Inc.                                  $17,167                 $16,410        Net earnings of subsidiary,
                                                                                                offset by partial repayment of
                                                                                                advances.

Energy-related business category 9
   PSNC Cardinal Pipeline Company                    $16,045                 $16,320        Net earnings of subsidiary.

   South Carolina Pipeline Corporation               $211,649                   $218,065    Net earnings of subsidiary and
                                                                                                increased advances offset by
                                                                                                payment of dividends.

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ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         FINANCIAL STATEMENTS

Exhibit       A-1     SC Coaltech No. 1 LP Balance Sheet as of September 30, 2003 - filed under confidential treatment pursuant to Rule 104(b)
Exhibit       A-2     SC Coaltech No. 1 LP Income Statement for the Periods ended September 30, 2003-
                      filed under confidential treatment pursuant to Rule 104(b)
Exhibit       B-1     SCANA Resources, Inc. Balance Sheet as of September 30, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       B-2     SCANA Resources, Inc. Income Statement for the Periods ended September 30, 2003-
                      filed under confidential treatment pursuant to Rule 104(b)
Exhibit       C-1     SCANA Energy Marketing, Inc. Balance Sheet as of September 30, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       C-2     SCANA Energy Marketing, Inc. Income Statement for the Periods ended September 30,
                      2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       D-1     ServiceCare, Inc. Balance Sheet as of September 30, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       D-2     ServiceCare, Inc. Income Statement for the Periods ended September 30, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       E-1     Primesouth, Inc. Balance Sheet as of September 30, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       E-2     Primesouth, Inc. Income Statement for the Periods ended September 30, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       F-1     Clean Energy Enterprises, Inc. Balance Sheet as of September 30, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       F-2     Clean Energy Enterprises, Inc. Income Statement for the Periods ended September 30,
                      2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       G-1     PSNC Blue Ridge Corporation Balance Sheet as of September 30, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit               G-2 PSNC Blue Ridge Corporation Income Statement for the
                      Periods ended September 30, 2003-filed under confidential
                      treatment pursuant to Rule 104(b)
Exhibit       H-1     SCG Pipeline, Inc. Balance Sheet as of September 30, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       H-2     SCG Pipeline, Inc. Income Statement for the Periods ended September 30, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       I-1     Coaltech No. 1 LP Balance Sheet as of September 30, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       I-2     Coaltech No. 1 LP Income Statement for the Periods ended September 30, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       J-1     Cogen  South LLC Balance Sheet as of September 30, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit               J-2 Cogen South LLC Income Statement for the Periods ended
                      September 30, 2003-filed under confidential treatment
                      pursuant to Rule 104(b)
Exhibit       K-1     PSNC Cardinal Pipeline Company Balance Sheet as of September 30, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit               K-2 PSNC Cardinal Pipeline Company Income Statement for
                      the Periods ended September 30, 2003-filed under
                      confidential treatment pursuant to Rule 104(b)
Exhibit               L-1 South Carolina Pipeline Corporation Balance Sheet as
                      of September 30, 2003-filed under confidential treatment
                      pursuant to Rule 104(b)

Exhibit L-2 South Carolina Pipeline Corporation Income Statement for the Periods ended September 30, 2003-filed under confidential treatment pursuant to Rule 104(b)


EXHIBITS
Exhibit       M       Certificate of SCANA Corporation


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



                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the th day of November 2003.



                                         SCANA Corporation
                                     Registered holding company





                             By:  s/James E. Swan, IV
                                  ---------------------------------------

                                    James E. Swan, IV
                                 ----------------------------------------
                                               (Name)

                                  Controller
                                  ---------------------------------------
                                  (Title)

                                   November 17, 2003
                                  (Date)

                                                                   Exhibit M



                                   Certificate

         Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

         A copy of SCANA's quarterly report on Form U-9C-3 for the quarterly period ended June 30, 2003, was filed with the state commissions having jurisdiction over the retail rates of SCANA Corporation's public utility subsidiary companies. The names and addresses of these state commissions are as follows:

                           South Carolina Public Service Commission
                           P. O. Box 11649
                               Columbia, SC 29211


                           North Carolina Utilities Commission
                           4325 Mail Service Center
                           Raleigh, NC  27699-4325





November 17, 2003                  By: s/James E. Swan, IV
                                      -------------------------------------
                                       James E. Swan, IV
                                       Controller
                                       (principal accounting officer)